UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____.

Commission file number 001-08796

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

QUESTAR CORPORATION
401(k) RETIREMENT INCOME PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Questar Corporation
333 South State Street
P.O. Box 45433
Salt Lake City, Utah 84145-0433

REQUIRED INFORMATION

The following audited financial information, prepared in accordance with the Employee Retirement Income Security Act of 1974, is enclosed with this report:

1.    Statements of Net Assets Available for Benefits as of December 31, 2013 and December 31, 2012.

2.    Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013.

3.    Schedule of Assets (Held at End of Year) as of December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Questar Corporation Employee Benefits Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QUESTAR CORPORATION 401(k) RETIREMENT INCOME PLAN

Date June 20, 2014	/s/ Ronald W. Jibson
Ronald W. Jibson, Chairman Employee Benefits Committee

Questar Corporation
401(k) Retirement Income Plan
2013

Questar 401(k) Plan 2013 Form 11-K

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
Questar Corporation 401(k) Retirement Income Plan

We have audited the accompanying statement of net assets available for benefits of the Questar Corporation 401(k) Retirement Income Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Questar Corporation 401(k) Retirement Income Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Salt Lake City, Utah
June 20, 2014

Questar 401(k) Plan 2013 Form 11-K	1

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
Questar Corporation 401(k) Retirement Income Plan

We have audited the accompanying statement of net assets available for benefits of Questar Corporation 401(k) Retirement Income Plan (the Plan), formerly known as the Questar Corporation Employee Investment Plan, as of December 31, 2012. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Questar Corporation 401(k) Retirement Income Plan at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Salt Lake City, Utah
June 24, 2013

Questar 401(k) Plan 2013 Form 11-K	2

Questar Corporation
401(k) Retirement Income Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments at Fair Value
Questar Corporation common stock	$156,112,840	$135,841,609
QEP Resources, Inc. common stock	98,932,045	122,518,966
Registered investment companies	150,036,654	139,920,704
Common collective trust funds	54,749,427	33,975,582
Common collective trust funds related to fully benefit-responsive investment contracts	51,100,431	53,516,558
Total Investments at Fair Value	510,931,397	485,773,419

Receivables
Participant loans	5,861,849	6,447,757
Pending trades	22,728	17,815,350
Accrued interest, contributions and other	1,105	820
Total Receivables	5,885,682	24,263,927
Total Assets	516,817,079	510,037,346

Liabilities
Pending trades	22,728	17,815,350
Other liabilities	—	5,594
Total Liabilities	22,728	17,820,944
Net assets available for benefits at fair value	516,794,351	492,216,402
Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	(413,629)	(1,508,535)
Net Assets Available for Benefits	$516,380,722	$490,707,867

See notes accompanying the financial statements

Questar 401(k) Plan 2013 Form 11-K	3

Questar Corporation
401(k) Retirement Income Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2013
Additions
Investment Income
Dividends and earnings from investments	$7,181,671
Net realized and unrealized appreciation in fair value of investments	58,043,723
Total Investment Income	65,225,394

Interest income from participant loans	266,912
Other income	132,596

Contributions
Participants	10,609,658
Employer cash	7,188,290
Rollover	328,231
Total Contributions	18,126,179
Total Additions	83,751,081

Deductions
Benefits paid to participants	58,045,754
Asset management and redemption fees	32,472
Total Deductions	58,078,226
Net Change	25,672,855
Net Assets Available for Benefits at Beginning of Year	490,707,867
Net Assets Available for Benefits at End of Year	$516,380,722

See notes accompanying the financial statements

Questar 401(k) Plan 2013 Form 11-K	4

Questar Corporation
401(k) Retirement Income Plan

Notes Accompanying the Financial Statements

1 - Plan Description

The following description of the Questar Corporation 401(k) Retirement Income Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. See Note 10 for a discussion of updates to the Plan's provisions occurring in 2014. The Plan's name changed effective January 2014; it was formerly known as the Questar Corporation Employee Investment Plan.

The Plan is a defined contribution plan for eligible employees of Questar Corporation (Questar or the Company) and certain of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan (ESOP) as defined in Section 4975(e)(7) of the Code. The trustee and record keeper for the Plan is Wells Fargo Bank, N.A. (Wells Fargo). Questar’s Employee Benefits Committee is the Plan administrator.

There is no service period requirement for an employee of a participating employer to participate in the Plan. However, employees classified as human resource pool employees are ineligible to participate. Participants can make both pre-tax and Roth after-tax contributions. Effective January 1, 2013, new employees are automatically enrolled at a 6% pre-tax contribution rate until they elect to change the contribution rate or elect not to participate. The prior automatic enrollment was a 3% pre-tax contribution. All participants receive a matching contribution equal to 100% of the first 6% of their eligible compensation contributed to the Plan each pay period. All employer matching contributions are made on a pre-tax basis. Participants may direct the investment of their employee contributions and employer matching contributions to any of the funds available in the Plan, including the Questar Stock Fund, which holds Questar common stock. However, participants may not direct any investments to the QEP Stock Fund, which holds QEP Resources, Inc. (QEP) common stock and is closed to new investments (except for reinvested dividends). If a participant fails to direct his or her own investment or the employer match, contributions are invested in the qualified default investment alternative (QDIA) selected by the Plan's Investment Committee. Effective December 28, 2012, the QDIA is the appropriate JPMorgan SmartRetirement target date fund based on the participant's birth date and an estimated retirement age of 65. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit for 2013 was $17,500. The maximum catch-up contribution limit for 2013 was $5,500 for participants who were age 50 or older during the Plan year.

Plan participants may transfer prior contributions and earnings among the various Plan investment options at any time for employee and employer contribution amounts. However, participants cannot transfer balances between pre-tax and Roth after-tax accounts or into the closed QEP Stock Fund. Certain of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund.

Plan participants are allowed two outstanding loans, one to purchase or build a principal residence and one general purpose. Loan applications are processed every business day, and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are included in the calculation of the vested account balance, but are not available for loans. The interest rate is fixed for the life of the loan at the prime rate plus 1%, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a principal residence, and repayment is by payroll deduction. Upon termination of employment, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Upon retirement, death, resignation, or other termination, a Plan participant’s vested account becomes distributable as a lump sum. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other qualified plans. Distributions of a participant’s account balance that is invested in the Questar Stock Fund or the QEP Stock Fund are made in cash or, at the participant’s election, in whole shares of Questar or QEP common stock. Fractional Questar and QEP shares as well as distributions from the Plan’s other investments are paid in cash. Participants whose account balances are less than $1,000 upon death, resignation, or other termination will receive a complete distribution in cash. If the account balance is greater than $1,000, the participant may elect to leave the account balance in the Plan until April 1 of the calendar

Questar 401(k) Plan 2013 Form 11-K	5

year after the participant reaches age 70 ½, at which time a distribution must be made. The participant may elect to receive a complete distribution at any time prior to mandatory distribution. Partial distributions are not permitted. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant’s death unless the beneficiary is the participant’s surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

Participants may also elect hardship withdrawals of any pre-tax employee contributions in certain cases of financial need after all loan capacity has been exhausted. Participants cannot withdraw any portion of their Roth after-tax contributions, even for a hardship, until separation from employment. The Plan document explains the rules for withdrawing any amounts from the Questar and QEP stock funds and the Plan’s other investments held in the participants’ accounts, including distributions upon termination of employment, disability or death.

Participants are always fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants’ non-vested accounts offset future employer contributions. The amount forfeited during 2013 was $3,782. No amendment to, or termination of, the Plan can reduce employees’ interests in their accounts as of the date of the amendment or termination.

Legal, accounting, trustee fees and other administrative expenses, except commissions, common collective trust asset management fees, redemption fees, and administrative fees included in the net asset valuations for registered investment companies are paid by Questar. Participants are required to pay certain administrative fees directly, such as the $50 loan processing fee. The asset management and redemption fees of $32,472 reflected in the Statement of Changes in Net Assets Available for Benefits were all paid by participants and consisted of common collective trust asset management fees and redemption fees. The Plan receives revenue sharing from the managers of certain funds held by the Plan. The revenue sharing represents reimbursement of certain investment expenses that are paid by Questar, and constitutes the majority of the other income amount shown on the Statement of Changes in Net Assets Available for Benefits. Revenue sharing amounts are credited to the accounts of participants who invest in the related funds.

2 - Summary of Significant Accounting Policies

A. Basis of Accounting
The financial statements are prepared on an accrual basis. Amounts stated are in dollars unless otherwise noted.

B. Use of Estimates
The preparation of financial statements and notes in conformity with U.S. generally accepted accounting principles requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

C. Investment Valuation and Income Recognition
Investments in Questar and QEP common stock are stated at fair value based on the closing market price on the last business day of the year as reported on the New York Stock Exchange. Registered investment company investments are valued at published market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Investments in common collective trusts are recorded at fair value using the NAV as a practical expedient. NAV is calculated by the managers of the respective funds based upon the closing market quotes or other fair value determinations of the assets held in the funds. Participation units in the Wells Fargo Stable Return Fund N (Stable Return Fund) are valued at a unit price determined by the portfolio’s manager based on the fair value of the underlying assets held by the portfolio. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Questar Stock Fund holds shares of Questar common stock and the QEP Stock Fund holds shares of QEP common stock. Each fund maintains a common collective trust cash reserve and uses unitized-value accounting. The market values of Questar and QEP shares plus the respective cash reserves are converted to equivalent units for these funds. The equivalent unit values are different from the underlying stock prices.

Questar 401(k) Plan 2013 Form 11-K	6

The common stock and cash reserve components of the Questar and QEP stock funds at December 31, 2013 and 2012 were as follows:

	Questar Stock Fund		QEP Stock Fund
	December 31,		December 31,
	2013	2012	2013	2012
Common stock	$156,112,840	$135,841,609	$98,932,045	$122,518,966
Wells Fargo Short Term Investment Fund	1,859,365	3,933,065	1,130,708	1,728,574
Total fund balance	$157,972,205	$139,774,674	$100,062,753	$124,247,540

D. Dividends
Dividends paid on shares of Questar common stock held in the Questar Stock Fund and dividends paid on shares of QEP common stock held in the QEP Stock Fund are automatically reinvested to purchase additional shares of each respective stock. Reinvested Questar and QEP dividend shares are purchased at market value. Any shares purchased with Questar or QEP dividends vest immediately, even if the participant does not yet have a vested right to the shares on which the dividends were paid. Participants can elect to receive cash dividends paid on shares of Questar common stock.

E. Participant Loans
Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

F. Benefits Paid to Participants
Benefits paid to participants are recorded at closing market prices on the distribution date and are reflected in the financial statements when paid. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

G. Fully Benefit-Responsive Investment Contracts
All investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts through participation in the Stable Return Fund, a common collective trust fund. The Statements of Net Assets Available for Benefits present the fair value of the Stable Return Fund as well as the adjustment of the portion of the Stable Return Fund related to fully benefit-responsive investment contracts from fair value to contract value.

H. New Accounting Standards
Effective for the 2012 Plan year, the Plan adopted new fair value accounting and disclosure guidance issued in May 2011. The guidance clarified fair value measurement and disclosure requirements and added certain new disclosures. Changes under the new guidance included clarification of appropriate valuation premises and adjustments for measurement of financial assets and liabilities, additional disclosures regarding transfers between Levels 1 and 2 of the fair value hierarchy, and additional quantitative and qualitative disclosures about unobservable inputs used for Level 3 valuations. Adoption of the guidance did not have a material effect on the Plan.

I. Reclassifications
Certain reclassifications were made to prior year information to conform to the current year presentation.

3 - Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended and restated. The Plan administrator applied for an updated determination letter in January 2010, but has not yet received an updated letter from the IRS. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in

Questar 401(k) Plan 2013 Form 11-K	7

compliance with the Code, and therefore, believes that the Plan, as amended and restated, is qualified and that the related trust is exempt from taxation.

Accounting principles generally accepted in the United States require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

4 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to numerous risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

5 - Investments

Details of the Plan’s net realized and unrealized appreciation in fair value of investments during 2013 are as follows:

Questar Corporation common stock	$21,992,191
QEP Resources, Inc. common stock	1,842,309
Shares of registered investment companies	22,231,799
Common collective trust funds	11,977,424
Net realized and unrealized appreciation in fair value of investments	$58,043,723

Investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	December 31,
	2013	2012
Questar Corporation common stock	$156,112,840	$135,841,609
QEP Resources, Inc. common stock	98,932,045	122,518,966
Wells Fargo Stable Return Fund, at contract value*	50,686,802	52,008,023
Wells Fargo/BlackRock S&P 500 Index CIT	28,160,994	**
PIMCO Total Return Fund	**	31,100,453

* Fair value was $51,100,431 and $53,516,558 at December 31, 2013 and 2012, respectively.
** Investment did not represent 5% or more of the Plan’s net assets available for benefits.

6 - Fair Value Measurements

The Plan complies with the accounting standards for fair value measurements and disclosures. These standards establish a fair value hierarchy with Levels 1, 2 and 3 ranging from the most observable to the least observable valuation inputs. Level 1 inputs are unadjusted quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Plan did not hold any investments measured using Level 3 inputs at December 31, 2013 or 2012.

Following is a description of the valuation methodologies used by the Plan:

Common stocks: Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Questar 401(k) Plan 2013 Form 11-K	8

Registered investment companies: Registered investment companies, also known as mutual funds, are valued at the closing price reported on the active market on which the individual funds are traded.

Common collective trust funds and common collective trust funds related to fully benefit-responsive investment contracts: These are investment vehicles generally restricted to institutional investors and are valued using the NAV of the fund. The NAV is based on the value of the underlying assets owned by the fund excluding transaction costs, and minus liabilities. The underlying assets are valued at the closing prices reported on the markets on which they are traded. No assets held by the Plan that were valued using a NAV methodology were subject to significant redemption restrictions or unfunded commitments on their valuation dates.

The fair value of investments at December 31, 2013, is shown in the table below:

	December 31, 2013
	Level 1	Level 2	Total
Common stocks:
Questar Corporation	$156,112,840	$—	$156,112,840
QEP Resources, Inc.	98,932,045	—	98,932,045
Registered investment companies:
Equity growth funds	77,808,105	—	77,808,105
Corporate debt income funds	32,127,967	—	32,127,967
Balanced funds	29,982,069	—	29,982,069
Equity index funds	10,118,513	—	10,118,513
Common collective trust funds:
Equity index funds	—	36,734,481	36,734,481
Equity growth funds	—	15,024,873	15,024,873
Money market funds	—	2,990,073	2,990,073
Common collective trust funds related to fully benefit-responsive investment contracts	—	51,100,431	51,100,431
Total Investments at Fair Value	$405,081,539	$105,849,858	$510,931,397

The fair value of investments at December 31, 2012, is shown in the table below:

	December 31, 2012
	Level 1	Level 2	Total
Common stocks:
Questar Corporation	$135,841,609	$—	$135,841,609
QEP Resources, Inc.	122,518,966	—	122,518,966
Registered investment companies:
Equity growth funds	71,088,173	—	71,088,173
Corporate debt income funds	41,391,554	—	41,391,554
Balanced funds	16,822,358	—	16,822,358
Equity index funds	10,618,619	—	10,618,619
Common collective trust funds:
Equity index funds	—	28,313,943	28,313,943
Money market funds	—	5,661,639	5,661,639
Common collective trust funds related to fully benefit-responsive investment contracts	—	53,516,558	53,516,558
Total Investments at Fair Value	$398,281,279	$87,492,140	$485,773,419

Questar 401(k) Plan 2013 Form 11-K	9

7 - Party-in-Interest Transactions

The Plan allows for transactions with certain parties that may perform services or have fiduciary responsibilities to the Plan. Certain Plan investments are shares of Questar common stock or are units of common collective trust funds managed by Wells Fargo, the Plan trustee. During 2013, the Plan received dividends of $4,068,834 on shares of Questar common stock held in the Plan. Purchases of Questar common stock amounted to $16,409,983, and transactions involving sales and distributions of Questar common stock totaled $23,088,934 during 2013. Asset management and other administrative fees paid by the Plan to Wells Fargo or its affiliates totaled $28,611 during 2013. In addition, the Plan received investment revenue sharing from Wells Fargo amounting to $49,575 (See Note 1). The Plan issues loans to participants, which are secured by the vested balances in the participants' accounts. Such transactions all qualify as exempt party-in-interest transactions under the provisions of ERISA.

8 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

9 - Reconciliation of the Financial Statements to the Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500 follows:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$516,380,722	$490,707,867
Adjustment from fair value to contract value related to fully benefit-responsive investment contracts held by common collective trust funds	413,629	1,508,535
Net assets per the Form 5500	$516,794,351	$492,216,402

A reconciliation of net change in net assets available for benefits per the financial statements for the year ended December 31, 2013 to the Form 5500 follows:

Year Ended
December 31, 2013
Net change in net assets available for benefits per the financial statements	$25,672,855
Adjustment from fair value to contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2013	413,629
Adjustment from fair value to contract value related to fully benefit-responsive investment contracts held by common collective trust funds for 2012	(1,508,535)
Net income per the Form 5500	$24,577,949

Note 10 - Subsequent Events

In addition to the name change discussed in Note 1, the Plan administrator made the following changes to the Plan, effective January 2014:

•
For participants with a deferral rate of 1% to 5%, contributions will automatically be increased by 1% each January until the deferral rate reaches 6%. Participants may opt out of this automatic increase feature.

•
In addition to the current lump-sum withdrawal option, participants who have separated from service may make partial withdrawals at times and in amounts of the participants' choosing, or may set up steady installment payments to meet ongoing financial needs.

•
As a result of the new withdrawal options, former employees, retirees and beneficiaries with Plan account balances will incur a quarterly administration fee. Questar will continue to pay the administration fee for active employees.

In May 2014, Questar announced that the Plan administrator had made the decision to move the record keeping and trustee services for the Plan from Wells Fargo to Prudential Retirement. The transition is expected to be completed in July 2014.

Questar 401(k) Plan 2013 Form 11-K	10

EIN 87-0407509
PLAN #002
Questar Corporation
401(k) Retirement Income Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
as of December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Common Stocks:
*	Questar Corporation	6,790,467 shares of common stock	[1]	$156,112,840
	QEP Resources, Inc.	3,227,799 shares of common stock	[1]	98,932,045
	Registered Investment Companies:
	AllianzGI NFJ	Small-Cap Value Fund (Institutional), 157,357 shares	[1]	5,534,252
	American Century	Mid Cap Value Fund (Institutional), 259,713 shares	[1]	4,087,888
	American Funds	EuroPacific Growth Fund (R-6), 309,383 shares	[1]	15,169,057
	Baron	Small Cap Fund (Institutional), 427,739 shares	[1]	15,064,971
	Fidelity	Capital & Income Fund, 1,116,802 shares	[1]	11,011,671
	JPMorgan	Large Cap Growth Fund (R5), 734,745 shares	[1]	23,489,790
	JPMorgan	SmartRetirement Income Fund (Institutional), 52,751 shares	[1]	906,791
	JPMorgan	SmartRetirement 2015 Fund (Institutional), 174,227 shares	[1]	3,008,896
	JPMorgan	SmartRetirement 2020 Fund (Institutional), 475,877 shares	[1]	8,527,716
	JPMorgan	SmartRetirement 2025 Fund (Institutional), 418,859 shares	[1]	7,229,515
	JPMorgan	SmartRetirement 2030 Fund (Institutional), 144,657 shares	[1]	2,686,288
	JPMorgan	SmartRetirement 2035 Fund (Institutional), 105,778 shares	[1]	1,878,617
	JPMorgan	SmartRetirement 2040 Fund (Institutional), 88,410 shares	[1]	1,683,325
	JPMorgan	SmartRetirement 2045 Fund (Institutional), 99,615 shares	[1]	1,791,079
	JPMorgan	SmartRetirement 2050 Fund (Institutional), 99,742 shares	[1]	1,791,363
	JPMorgan	SmartRetirement 2055 Fund (Institutional), 24,400 shares	[1]	478,479
	PIMCO	Total Return Fund (Institutional), 1,975,332 shares	[1]	21,116,296
	T. Rowe Price	Mid-Cap Growth Fund (Investor), 198,710 shares	[1]	14,462,147
	Vanguard	REIT Index Fund (Institutional), 713,576 shares	[1]	10,118,513
	Common Collective Trust Funds:
	BlackRock	U.S. Equity Market Fund F, 141,983 units	[1]	8,573,487
*	Wells Fargo/BlackRock	S&P 500 Index CIT (N), 404,823 units	[1]	28,160,994
*	Wells Fargo/MFS	Value CIT (N), 1,260,201 units	[1]	15,024,873
*	Wells Fargo	Short Term Investment Fund (S), 2,990,073 units		2,990,073
*	Wells Fargo	Stable Return Fund N, 996,869 units	[1]	51,100,431
*	Participant loans	Interest rates range from 4.25% to 10.00% maturing through 2023		5,861,849
	Total			$516,793,246

* Indicates party-in-interest to the Plan.
1 Investments are participant-directed, thus cost information is not applicable.

Questar 401(k) Plan 2013 Form 11-K	11

EXHIBIT INDEX

The following exhibits are being filed as part of this report:

Exhibit No.	Exhibit

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP)
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)

Questar 401(k) Plan 2013 Form 11-K	12